January 30, 2018
VIA EDGAR
Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2017 Filed March 20, 2017 File number 1-16497

Dear Mr. Thompson,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2017 (the “Form 10-K”) filed on March 20, 2017 as set forth in your letter dated January 23, 2018 to Efraim Grinberg (the “Comment Letter”).
For reference purposes, the text to the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K.
Notes to Movado Group, Inc.’s Consolidated Financial Statements
Consolidated Statements of Comprehensive Income, page 52
1. Please revise in future filings to present a total for other comprehensive income. Please refer to ASC 220-10-45-1Ab.
Response to Comment No. 1
The Company advises the Staff that in future filings it will include a total for other comprehensive income for all periods presented in the Consolidated Statements of Comprehensive Income as per ASC 220-10-45-1Ab. The revised format for this disclosure is set forth below, using revised disclosure from the Form 10-K for the fiscal year ended January 31, 2017 for illustrative purposes. The Company expects to file an annual report on Form 10-K for its fiscal year ending January 31, 2018 by March 29, 2018 and will comply with this requirement in that filing.

Future Disclosures

	Fiscal Year Ended January 31,
	2017	2016	2015
Comprehensive income, net of taxes:
Net income including noncontrolling interests	$35,139	$45,765	$51,900
Other comprehensive income
Net unrealized gain / (loss) on investments, net of tax (benefit) of $30, $(15) and $18, respectively	8	(22)	29
Net change in effective portion of hedging contracts, net of tax (benefit) of $(10), $10 and $0, respectively	(37)	50	—
Gain on available-for-sale securities, net of tax benefit of $0, $0 and $50, respectively	—	—	(81)
Foreign currency translation adjustments	8,280	(30,314)	(5,211)
Total other comprehensive income / (loss), net of taxes	8,251	(30,286)	(5,263)
Comprehensive income including noncontrolling interests	43,390	15,479	46,637
Less: Comprehensive income / (loss) attributed to noncontrolling interests	54	734	(291)
Total comprehensive income attributed to Movado Group, Inc.	$43,336	$14,745	$46,928

Note 1- Significant Accounting Policies

Collaborative Arrangement, page 60

2. Please tell us the nature and purpose of your collaborative arrangements, your rights and obligations under the arrangements and the amounts attributable to transactions arising from the collaborative arrangements between participants for each year presented. If collaborative arrangements are material, please provide the disclosures required by ASC 808-10-50-1 in future filings.

Response to Comment No. 2

The Company entered into a collaborative arrangement (the “Agreement”) during calendar year 2016 with Rebecca Minkoff, LLC (“RM”) as disclosed under Item 1. Business on pages 2 (General), 3 (Recent Developments) and 10 (Trademarks, Patents and License Agreements) of Form 10-K for the fiscal year ended January 31, 2017. This is the only collaborative arrangement that the Company was party to during the periods presented in the Form 10-K.
The arrangement with RM was created for the Company and RM to collaborate on the design, development, distribution and marketing of watches under the Rebecca Minkoff and Uri Minkoff brand names.
Under the terms of the Agreement, the Company has principal responsibility for design, product development and merchandising, while RM has principal responsibility for creative content production and certain marketing activities. The parties share responsibility for product sales through their respective channels. The term of the Agreement is 10 years unless renewed or earlier terminated as provided in the Agreement. The Company generated no revenues and incurred immaterial expenses under the Agreement during fiscal 2017.

The Company believes that the activities under the Agreement meet the requirements to be accounted for under Accounting Standards Codification (“ASC”) 808. The Company did not provide the disclosures required by ASC 808-10-50-1 in the Form 10-K because the Agreement was immaterial for the reported period.
The Company will continue to evaluate the activities under its current and potentially future collaborative arrangements and will separately disclose in future filings the items required by ASC 808-10-50-1 if and when those items become material to the Company’s consolidated financial statements.

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If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,
/s/ Sallie A. DeMarsilis
Sallie A. DeMarsilis
Chief Financial Officer